SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Documentation of the General Ordinary Shareholders’ Meeting summoned for April 29, 2016

Item 1

Buenos Aires, March 29, 2016

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 29, 2016

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders’ Meeting that was summoned for April 29, 2016.

We hereby attach:

a)	The Notice of Summons of the Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

c)	The Minutes of the Audit Committee Nº 166.

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

TELECOM ARGENTINA

CALL TO ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING

The shareholders are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 29, 2016, at 10 a.m. on the first call, and at 11 a.m. on the second call (for the matters that must be decided at an Ordinary Meeting) at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Grown Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1.	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2.	Consider the documentation required by Law 19,550 section 234 paragraph 1, the ‘Comisión Nacional de Valores’ (CNV) Rules and the Buenos Aires Stock Exchange Rules for Listed Companies, and the accounting documents in English language required by the US Securities & Exchange Commission Rules, for the twenty-seventh fiscal year, ended December 31, 2015 (“the 2015 Fiscal Year”).

3.	Consider the Disposition of Retained Earnings as of December 31, 2015 (AR$ 3,402,938,820). Board Proposal: (i) to allocate the total amount of said Retained Earnings to set up a “Reserve for Future Cash Dividends”, and (ii) to empower the Board so that, based on business development, may release, once or in installments, an amount of up to AR$ 2,000,000,000 from said Reserve and distribute it to the shareholders as cash dividends.

4.	Consider the performance of Board Members who have served from April 29, 2015 to the date of this General Meeting.

5.	Consider the performance of Supervisory Audit Committee Members who have served from April 29, 2015 to the date of this General Meeting.

6.	Consider the fees of Board Members for their service during Fiscal Year 2015 (from the General Meeting of April 29, 2015 to the date of this Meeting). Proposal to pay the total amount of AR$ 20,000,000, representing 0.58% of the “accountable earnings”, calculated according to CNV Rules Title II Chapter III section 3 (N.T. 2013).

7.	Consider the fees of Supervisory Audit Committee Members for their services during fiscal year 2015 (from the General Meeting of April 29, 2015 to the date of this Meeting). Proposal to pay the total amount of AR$ 4,615,500.

8.	Determine the number of regular and alternate Members of the Board to serve for three (3) fiscal years after this Meeting.

9.	Elect regular directors.

10.	Elect alternate directors.

11.	Authorize the Board to make advances on directors’ fees to those directors serving during the 2016 Fiscal Year (from the date of this Meeting until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

12.	Determine the number of regular and alternate Members of the Supervisory Audit Committee for Fiscal Year 2016.

13.	Elect regular members of the Supervisory Audit Committee.

14.	Elect alternate members of the Supervisory Audit Committee.

15.	Authorize the Board to make advances on the fees of Supervisory audit committee members to those members serving during the 2016 Fiscal Year (from the date of this Meeting until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

16.	Determine the compensation of Independent Auditors who provided services during the 2015 Fiscal Year.

17.	Consider – in accordance with the provisions of CNV Resolution No. 639/2015 – extending for three years (fiscal years 2016, 2017 and 2018) the term for the present Independent Auditors (Price Waterhouse & Co. S.R.L.) to lead the audit tasks of the Company.

18.	Appoint Independent Auditors to audit the financial statements for the Fiscal Year 2016, and determine their compensation.

19.	Consider the budget for the Audit Committee for Fiscal Year 2016 (AR$ 2,700,000).

20.	Extend for three years the term for keeping treasury stock in the portfolio.

THE BOARD OF DIRECTORS

Note 1: Items 3, 17 and 20 on the Agenda will be addressed according to the rules applicable to extraordinary meetings of the shareholders (section s 235 and 244 of Law 19,550), and items 1 and 2 will be addressed according to the rules applicable to ordinary meetings of the shareholders.

Note 2: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is April 25, 2016, at 5 p.m.

Note 3: The documents to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 2.

Note 4: Pursuant to the provisions of Section 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities constituted abroad, trusts or any other similar entity must provide the information and deliver the documentation as required by the CNV Rules in Sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD TO THE GENERAL MEETING REGARDING

THE ITEMS ON THE AGENDA

Proposal for the first item on the agenda:

The proposal for the Meeting is that “the two shareholders with the largest number of shares taking part in the Meeting shall be appointed to approve and sign the Meeting Minutes.”

Proposal for the second item on the agenda:

The proposal for the Meeting is that “the documentation for the 2015 fiscal year required by CNV Rules Title IV Chapter I section 1 (TN 2013), namely, the Board Annual Report and its Annex I (report on the degree of compliance with the Code of Corporate Governance); the Informative Briefing; the Report of CNV Rules Title IV Chapter III section 12 and the Buenos Aires Stock Exchange Rules section 68; the Financial Statements and all their accompanying Notes and Annexes; the Report from the Supervisory Audit Committee, the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including English language documentation required by the Securities & Exchange Commission, shall be approved, in the manner in which it was submitted and adopted by the Board, the Supervisory Audit Committee and the Audit Committee, respectively, in their areas of competence.”

Proposal for the third item on the agenda:

The following proposal is submitted for the consideration of the Meeting on the Disposition of Undistributed Earnings as of December 31, 2015:

(i)	to allocate the total amount of said Undistributed Earnings (AR$ 3.402.938.820) to set up a “Reserve for Future Cash Dividends,” and

(ii)	to empower the Board so that, based on business development, may release, once or in stages, an amount of up to AR$ 2,000,000,000 from the “Reserve for Future Cash Dividends” and distribute it to the shareholders as cash dividends.

Proposal for the fourth item on the agenda:

No proposal is formulated on this item, submitting for the consideration of the Meeting the performance of Board Members who have served from April 29, 2015 to the date of this General Meeting. It is placed on record that the performance of directors who submitted their resignations on March 8, 2016 as a result of the change in the Company’s controlling shareholder will be considered by the Shareholders’ Meeting that will convene on April 8, 2016.

Proposal for the fifth item on the agenda:

No proposal is formulated on this item, submitting for the consideration of the Meeting the performance of the Supervisory Audit Committee Members who have served from April 29, 2015 to the date of this General Meeting. It is placed on record that the performance of members who submitted their resignations on March 8, 2016 as a result of the change in the Company’s controlling shareholder will be considered by the Shareholders’ Meeting that will convene on April 8, 2016.

Proposal for the sixth item on the agenda:

The proposal for the Meeting is that “the payment of fees of Board Members for their service during Fiscal Year 2015 (from the General Meeting of April 29, 2015 to the date of this Meeting) for a total amount of AR$ 20,000,000.00 (representing 0.58% of the “accountable earnings”, calculated according to CNV Rules Title II Chapter III section 3 (N.T. 2013) shall be approved, and that the Board shall be empowered to distribute said amount in the manner it deems appropriate.”

Proposal for the seventh item on the agenda:

The proposal for the Meeting is that “the payment of fees of Supervisory Audit Committee Members for their service during Fiscal Year 2015 (from the General Meeting of April 29, 2015 to the date of this Meeting) for a total amount of AR$ 4,615,500 shall be approved, and that said amount shall be distributed in equal proportions among the five regular members of said committee.”

Proposal for the eighth item on the agenda:

The Board refrains from formulating a proposal regarding this item. The Shareholders are informed that the Corporate Bylaws require the Board to be comprised of the number of regular members that the Meeting determines, between a minimum of three and a maximum of eleven, with a three-year tenure. The Meeting shall appoint an equal or lower number of alternate members who shall serve for the same term as regular members, in order to fill in any potential vacancies. The order and method of appointment shall be determined by the Meeting.

Proposals for the ninth and tenth items on the agenda:

The Board refrains from formulating a proposal regarding the persons to be appointed as regular and alternate members of the Board. The shareholders are reminded that they shall propose the appointment of Board Members, and that Board Members are required to report to the Meeting whether they are “independent” or “non-independent” as per CNV Rules.

Proposal for the eleventh item on the agenda:

The proposal for the Meeting is that “the Board shall be authorized to make advances on directors’ fees to those directors serving during the 2016 Fiscal Year (from April 29, 2016 until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).”

Proposal for the twelfth item on the agenda:

The Board refrains from formulating a proposal regarding this item. The Shareholders are informed that the Corporate Bylaws require the Supervisory Audit Committee to be comprised of three or five regular members and three or five alternate members, and that the number and election of members shall be resolved by the Meeting.

Proposal for the thirteenth and fourteenth items on the agenda:

The Board refrains from formulating a proposal regarding the persons to be appointed as regular and alternate members of the Supervisory Audit Committee. The shareholders are reminded that they shall propose the appointment of Supervisory Audit Committee Members, and that said Members are required to report to the Meeting whether they are “independent” or “non-independent.” Furthermore, Law No. 26,831 section 79 states: “In publicly listed companies or companies with negotiable debt instruments, all members of the Supervisory Audit Committee shall be independent.”

Proposal for the fifteenth item on the agenda:

The proposal for the Meeting is that “the Board shall be authorized to make advances on the fees of members of the Supervisory audit committee to those members serving during the 2016 Fiscal Year (from April 29, 2016 until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).”

Proposal for the sixteenth item on the agenda:

The proposal for the Meeting is that “the total compensation of Independent Auditors who provided services during the 2015 Fiscal Year shall be determined at AR$ 10,400,000 (which amount does not include VAT), broken down into AR$ 5,100,000 for financial statement audit tasks, and AR$ 5,300,000 for audit tasks associated with certification under Sarbanes-Oxley Section 404.”

Proposal for the seventeenth item on the agenda:

The proposal for the Meeting is that “a three (3)-year extension (fiscal years 2016, 2017 and 2018) shall be approved for the present Independent Auditors (Price Waterhouse & Co. S.R.L.) to lead the audit tasks of the Company, in accordance with the provisions of CNV Resolution No. 639/2015.

Proposal for the eighteenth item on the agenda:

The proposal for the Meeting is that “the firm Price Waterhouse & Co. S.R.L. shall be appointed as the Independent Auditors of the Company’s financial statements for Fiscal Year 2016. If the proposal is accepted, Mr. Carlos Alberto Pace would act as the regular certifying accountant, and Mr. Marcelo Pfaff would act has his alternate. Furthermore, it is proposed that the compensation of the appointed Independent Auditors shall be determined by the General Meeting considering the documentation for Fiscal Year 2016, empowering the Audit Committee to establish the method of service delivery and to make advances on fees.”

Proposal for the nineteenth item on the agenda:

The proposal for the Meeting is that “in accordance with the estimate made by the Audit Committee, the budget for the operation of said Committee for Fiscal Year 2016 shall be approved in the amount of AR$ 2,700,000.”

Proposal for the twentieth item on the agenda:

The proposal for the Meeting is that “the three (3)-year extension of the term for holding treasury stock on the company portfolio shall be approved.”

MINUTES OF

AUDIT COMMITTEE MEETING No. 166

PARTICIPATING MEMBERS:	Dr. Esteban Macek; Dr. Alejandro MacFarlane and Dr. Martin Hector D’Ambrosio
SECRETARY:	Dr. Diego Chahwan
INDEPENDENT ADVISOR:	Dr. Carlos Fernández Funes
DATE OF MEETING:	March 16, 2016

RELEVANT PART:

III. EXTENSION OF THE ROTATION TERM OF INDEPENDENT AUDITORS

In this connection, the Board of the Directors of the Company, at its Meeting No. 333 of February 26, 2016, after duly considering the convenience of extending the term of audit firm rotation, as authorized by CNV Resolution No. 639/2015 of April 21, 2015, has unanimously resolved as follows:

(i)	To issue a favorable opinion regarding the extension for up to three additional years of the rotation term of the present independent audit firm, Price Waterhouse & Co. S.R.L. (PwC) and to that end, to propose to the Extraordinary Meeting of the Shareholders to approve said extension to enable PwC to render services as independent auditor of Telecom Argentina during the fiscal years ending December 31, 2016, 2017 and 2018, if the respective Meetings of the Shareholders appoint PwC to serve in that capacity; and

(ii)	To request the Audit Committee and the Supervisory Audit Committee to issue an opinion on the proposal that will be formulated to the Meeting, in accordance with the resolution mentioned in paragraph (i) above.

Thus, in response to the request of the Board, the Audit Committee of Telecom Argentina S.A. unanimously issued the following opinion:

Opinion on the proposal to extend for up to three additional years the term of rotation of the present audit firm

Scope of the task and considerations

The Audit Committee has evaluated the background and performance of Price Waterhouse &Co. S.R.L. (“PwC”), currently retained as the independent auditors of the Company, with the aim to issue a substantiated opinion as required by section 28 paragraph c) of Part VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments).

In the assessment, the Audit Committee has mainly considered its knowledge of the firm’s background and has assessed the firm’s performance, through our annual oversight and supervision of the activities performed by independent auditors to obtain reliable financial information for the Company to report to control authorities, investors and the market.

Furthermore, as part of the assessment process, we have interacted with the Company’s Management, with the Audit Department and with other professionals, managers and directors in the organization, who have been in touch both with the signing partner and with the other members of the PwC engagement team. We have surveyed their opinions and thoughts on the firm’s performance, which, added to our own analysis and evaluation, have enabled us to form an opinion and reach a conclusion on the performance of the abovementioned audit firm.

Within the evaluated areas, we have especially considered the quality of the work done by the team assigned to the audit tasks during the audit processes. We understand that audit quality is heavily dependent on the professional quality of the people that lead it, and of the members of the team, as well as the preparation and training the audit firm provides for its members.

It should be pointed out that the independent auditors’ reports of Telecom Argentina and its related companies refer to their quarterly and full-year financial statements, prepared according to International Financial Reporting Standards (IFRS) and in full compliance with the submission requirements of Comisión Nacional de Valores (CNV) and the U.S. Securities & Exchange Commission. Additionally, PwC carries out an integrated audit, in compliance with the requirements of the Sarbanes-Oxley Act applicable to the Company because it is listed on the New York Stock Exchange. This means that it is an audit of the consolidated financial statements of Telecom Argentina on the one hand, and of the internal controls for financial reporting on the other, performed under the stringent standards issued by the Public Company Accounting Oversight Board (PCAOB).

Additionally, in the conduct of our day-to-day duties of oversight over the independent audit function, we have verified that the audit team has a proper understanding of the Company’s business, its operations, the telecommunications industry and the impact that relevant industry aspects and circumstances have on the Company’s activities. Moreover, the firm’s engagement teams, both the audit and support teams, at national and international level, have a deep expertise of business systems and processes, and particularly, of the financial reporting process.

Likewise, another element that has been subject to our review and consideration is the adequate interaction and communication of the engagement team and the Audit Committee. In this respect, we report that PwC’s audit team has maintained frequent and open communication with this

Committee, particularly by the partner in charge of the leading the audit engagement. The quality of communication, the way in which audit findings have been presented and the timeliness of their actions have also been factored in in our analysis of PwC’s professional performance.

Finally, in the conduct of our work and as a result of our interaction with the members of the PwC team, we have been able to observe a high degree of objectivity and independence of professional judgment. Additionally, we have weighed their high degree of professionalization and verified that they have the skills and experience required to carry out in an efficient manner complex independent audit engagements as is the case of Telecom Argentina’s audit.

Conclusions and opinion

Based on the work performed to assess the background and performance of PwC and in line with the abovementioned considerations, the Audit Committee has unanimously concluded that it is in a position to issue a favorable opinion on the proposal by the Company’s Board to the Shareholders’ Meeting, to approve the extension of the audit firm rotation term, and to enable Price Waterhouse & Co. S.R.L. to be engaged as the independent auditor of Telecom Argentina for the fiscal years ending December 31, 2016, 2017 and 2018, if the relevant Shareholders’ Meetings resolve to appoint them to serve in that capacity.

IV. OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL ORDINARY GENERAL MEETING OF THE SHAREHOLDERS

The Board of Directors of the Company, at its meeting No. 333 held on February 26, 2016, decided to request that the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, issue an opinion on the proposals that the Board of Directors intends to submit for consideration to the Annual Ordinary General Meeting of the Shareholders.

The proposals submitted are included below:

1) The proposal to allocate the aggregate compensation of AR$ 20,000,000 to the members of the Board of Directors serving during Fiscal Year 2015 (from April 29, 2015 through the date of the Shareholders’ Meeting that would consider their compensation), and to delegate to the Board of Directors the authority to distribute such amount among its members.

This amount represents 0.58% of Fiscal Year 2015 ‘accountable earnings’ calculated according to section 3 of Chapter III, Title II, of the Rules of the Comision Nacional de Valores (CNV) (N.T. 2013).

In addition, it was proposed that the Board of Directors should be authorized to make advance payments of up to AR$ 17,320,000 to those directors who shall render services during Fiscal Year 2016 (from the date of the Shareholders’ Meeting that considers this matter through the date of the meeting that reviews Fiscal Year 2015 documents), always contingent upon the decision of the Shareholders’ Meeting that considers the financial statements of such fiscal year, authorizing the Board of Directors to increase such amount in the case of non-recurring events.

2) The proposal to pay Price Waterhouse & Co. S.R.L., for its services as Independent Auditors of Telecom Argentina’s financial statements for Fiscal Year 2015 the amount of AR$ 10,400,000 (which amount does not include VAT), of which AR$ 5,100,000 are fees for financial statement audit tasks, and AR$ 5,300,000 are for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

3) The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of the financial statements for the fiscal year ending on December 31, 2016, where Carlos Alberto Pace would act as the regular certifying accountant and Marcelo Pfaff as his alternate. This proposal was formulated according to the resolution of the Board when dealing with the preceding item about submitting for the approval of the Meeting the extension of the rotation term for independent auditors by up to three years, according to CNV Resolution No. 639/2015. The appointment of PwC would only be feasible if the Meeting approved the proposed extension of the rotation term.

The Audit Committee was also requested to report the amount of expenses required by its operation and training activities during Fiscal Year 2015 to be reported to the Shareholders’ Meeting, and to assess the funds it considers necessary to carry out its duties during Fiscal Year 2016 in order to request budget approval.

1) Opinion on the Proposal of Fees Payable to the members of the Board of Directors acting during Fiscal Year 2015 and advance payments to those who shall serve in 2016

The Board of Directors submitted to the Audit Committee’s prior opinion the proposal that it would submit to the Shareholders, to assign to the directors acting in Fiscal Year 2015 (from April 29, 2015 until the date of the meeting that reviews their compensation) the aggregate compensation of AR$

20,000,000, and proposed that the Shareholders’ Meeting should delegate to the Board the authority to distribute such amount among its members.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

a)	the number of members of the Board of Directors, their roles, responsibilities and dedication to their functions;

b)	the participation of members of the Board of Directors in several committees (Audit Committee, Regulatory Compliance Committee, Steering Committee and Operations Committee), which demand high professionalism and many hours of work, and involve a high level of responsibility;

c)	the consistency of this proposal with those submitted in previous fiscal years;

d)	the updated survey conducted on the Autopista de Informacion Financiera of the Comision Nacional de Valores (“CNV”), regarding remuneration paid to directors of other companies similar to Telecom Argentina during the last fiscal year, as reported by such companies. Said survey shows that the fees proposed for Telecom Argentina’s directors, as a whole, are consistent with the average amounts paid by such organizations and by Telecom Argentina in previous years;

e)	the fact that the total amount of fees proposed represents a small percentage of accountable earnings for Fiscal Year 2015, calculated according to CNV Rules.

Based on the above, it was agreed that the total remuneration of AR$ 20,000,000 proposed by the Board of Directors for directors acting during Fiscal Year 2015 from April 29, 2015 through the date of the Shareholders’ Meeting reviewing their compensation is reasonable (under the terms of section 2 paragraph d of Chapter III, Title II, of CNV Rules), taking into account the number, the responsibilities, representation, technical tasks as members of several Board committees, dedication to their roles, competence and professional reputation of directors and the market value of their services, and considering that it does not infringe any legal, regulatory or statutory provision applicable to the Company.

The Audit Committee also considers reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those directors acting during Fiscal Year 2016 for up to AR$ 17,320,000, and to increase such amount in the event of non-recurring circumstances, contingent upon the decision of the Shareholders’ Meeting that will review the documents for such fiscal year.

2)	Opinion on the Proposal of Fees payable to the Independent Auditors for Fiscal Year 2015

The Board of Directors has requested our opinion on the proposal of fees it intends to submit to the Shareholders on the remuneration to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2015. The proposal to be submitted to the Shareholders’ Meeting provides for the payment of AR$ 10,400,000, without VAT, of which AR$ 5,100,000 are fees for financial statement audit tasks, and AR$ 5,300,000 are for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee considers that the amount of AR$ 5,100,000 that the Board of Directors would propose to the Shareholders’ Meeting as compensation for the financial statement audit tasks performed by the Independent Auditors during Fiscal Year 2015 is reasonable and consistent with the importance, magnitude and quality of the tasks performed, and is within the range of the fees approved by other listed companies comparable to Telecom Argentina.

Likewise, taking into account the complexity of the task and the specialization required for the Independent Auditors to perform the audit with regard to the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the amount of AR$ 5.300,000 that the Board of Directors will propose to the Shareholders’ Meeting as remuneration for the performance of audit tasks is also deemed reasonable.

3)	Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2016

The Board of Directors will propose to the Annual Ordinary Meeting of the Shareholders the designation of Accounting Firm Price Waterhouse & Co. S.R.L. as Independent Auditors of the Financial Statements for Fiscal Year ending December 31, 2016, where Carlos Alberto Pace would act as the regular certifying accountant and Marcelo Pfaff as his alternate. This proposal will be made subject to the final decision of the Board regarding its proposal to submit for the consideration of the Meeting the approval of an extension of the independent auditor rotation term, for up to three years, in accordance with CNV Resolution No. 639/2015. The appointment of PwC would only be feasible if the Meeting approves the proposed extension of the independent auditor rotation term.

The Audit Committee, by virtue of the considerations formulated in item III regarding the extension of the independent auditor rotation term, resolved unanimously to submit to the Board of Directors a favorable opinion on its proposal to designate Price Waterhouse & Co. S.R.L. as Independent Auditors for Fiscal Year 2016.

Audit Committee Expenses - 2015 Report and 2016 Budget

The Board of Directors also requested the Audit Committee to report the expenses incurred in its operation and training activities in Fiscal Year 2015, and to estimate the amount that it considers necessary to carry out its activities during Fiscal Year 2016, in order to request the approval by the Shareholders’ Meeting of the relevant budget.

Dr. Chahwan submitted a report on the expenses incurred by the Committee from May 2015 to April 2016, segregating those already incurred and those to be accrued until the closing of such budget period. The members of the Committee reviewed the different items included in the report, which shows aggregate expenses of AR$ 913,885 for such period. Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services required for the effective performance of its tasks and responsibilities, as well as the general evolution of costs, the members of the Audit Committee resolved to request that the Shareholders’ Meeting approve an operating budget of AR$ 2,700,000 for Fiscal Year 2016.

A copy of such report and of the directors’ fees survey in the Autopista de Información Financiera were included in the folder with supporting and background documentation of the matters discussed by the Committee.

This is a true copy of the relevant part of Audit Committee Meeting Minutes 166 of March 16, 2016, transcribed to copy book No. 7, on pages 327 to 337.

Diego Chahwan,
Acting Audit Director,
Audit Committee Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 29th, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations